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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No.2)*

                             UniHolding Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904761202
                    ----------------------------------------
                                 (CUSIP Number)

Ms. Helen Beards, Unilabs Group Limited, 207-208 Neptune House, Marina Bay, Gibralter +350 45447;w/copy to Eugene M. Cronin, Esq., Dolgenos Newman & Cronin LLP, 96 Spring Street, New York, New York 10012, (212) 925-2800
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 24, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),check the following box /_ /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   904761202                                       13D-A

1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Unilabs Group Limited
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)_________

                                                     (b)_________
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3.  SEC USE ONLY
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4.  SOURCE  OF FUNDS OO  (issuance  of new  shares  of common stock of the above reporting person)
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               _
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                /_/
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                             British Virgin Islands
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                                 7.  SOLE VOTING POWER
                                          3,917,571
                                ---------------------------------
NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH                    8.  SHARED VOTING POWER
                                          -0-
                                ---------------------------------

                               9.  SOLE DISPOSITIVE POWER
                                          3,917,571
                                ---------------------------------

                              10. SHARED DISPOSITIVE POWER
                                          -0-
                                ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                3,917,571
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              _
     EXCLUDES CERTAIN SHARES*                                  /_/
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                51.4%
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14. TYPE OF REPORTING PERSON*
               HC, CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   904761202                                       13D-A

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Unilabs Holdings SA
-----------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)_________

                                                     (b)_________
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS    Not Applicable
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               _
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                /_/
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Panama
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                              7. SOLE VOTING POWER
                                       -0-
                                ---------------------------------
NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH                    8.  SHARED VOTING POWER
                                          -0-
                                ---------------------------------

                               9.  SOLE DISPOSITIVE POWER
                                           -0-
                                ---------------------------------

                              10. SHARED DISPOSITIVE POWER
                                           -0-
                                ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                Directly -0-; Indirectly 1,570,945
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             _
     EXCLUDES CERTAIN SHARES*                                 /_/

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                20.6%
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14. TYPE OF REPORTING PERSON*
                CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   904761202                                        13D-A

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Unilabs Holdings SA
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a)_________

                                                    (b)_________
-----------------------------------------------------------------

3.  SEC USE ONLY
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4.  SOURCE OF FUNDS    Not Applicable
-----------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              _
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               /_/
-----------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland
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                              7. SOLE VOTING POWER
                                       -0-
                                --------------------------------
NUMBER OF SHARES
 BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH                    8.  SHARED VOTING POWER
                                         -0-
                                ---------------------------------

                               9.  SOLE DISPOSITIVE POWER
                                         -0-
                                ---------------------------------

                              10. SHARED DISPOSITIVE POWER
                                         -0-
                                ---------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
             Directly -0-; Indirectly 1,570,945
-----------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             _
     EXCLUDES CERTAIN SHARES*                                 /_/

-----------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               20.6%
-----------------------------------------------------------------

14. TYPE OF REPORTING PERSON*
               HC,CO
-----------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 to the Schedule 13D originally filed in April 1994, and amended in June 1994, hereby amends such filing. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.

Item 1.   Security and Issuer

           This Schedule 13D is being filed by the undersigned with respect to the Common Stock, par value $0.01 per share, of the Issuer, UniHolding
Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 96 Spring Street, New York, New York, 10012.

Item 2.   Identity and Background

            The following information relates to the persons filing this report:

I.     Unilabs Group Limited ("UGL")

            (a) Name:  Unilabs Group Limited

            (b) Business Address:

                  207-208 Neptune House
                  Marina Bay
                  Gibralter

            (C) UGL has issued 5,656,700 shares of its common stock ("UGL Shares"), 2,268,522 of which (40.1% of the total UGL Shares) were issued to Unilabs Holdings SA (Panama). In addition, 2.5 million of the UGL Shares are held by UniHolding Corporation, the Issuer, which is now a majority-owned subsidiary of UGL.

           (d) During the past five (5) years, UGL has not been convicted in any criminal proceeding.

           (e) During the past five (5) years, UGL has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Citizenship: UGL is a corporation organized under the laws of the British Virgin Islands.


II.     Unilabs Holdings SA ("Panama Holdings")

            (a) Name:  Unilabs Holdings SA

            (b) Business Address:
                  c/o Unilabs Group Limited
                  207-208 Neptune House
                  Marina Bay
                  Gibralter

            (c) Panama Holdings now holds 2,268,522 UGL Shares (40.1% of the total UGL Shares issued). In addition, 2.5 million of the UGL Shares are now held by UniHolding Corporation, the Issuer, which is now a majority-owned subsidiary of UGL.

          (d) During the past five (5) years, Panama Holdings has not been convicted in any criminal proceeding.

          (e) During the past five (5) years, Panama Holdings has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Panama Holdings is a corporation organized under the laws of Panama.


III.    Unilabs Holdings SA ("Swiss Holdings")

            (a) Name:  Unilabs Holdings SA



            (b) Business Address:

                  Boulevard de Perolles 55
                  Case Postale 144
                  CH 1700 Fribourg 5

            (c)  Swiss  Holdings  is  a  privately   owned  company  which  owns
investments in the health care industry, including 100% ownership of Panama Holdings.

           (d) During the past five (5) years, Swiss Holdings has not been convicted in any criminal proceeding.


          (e) During the past five (5) years, Swiss Holdings has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Swiss Holdings is a corporation organized under the laws of Switzerland.


IV.  Names of Directors and Executive Officers

     1.    (a) Name:  Edgard Zwirn

            (b) Business Address:

                  c/o Unilabs Group Limited
                  207-208 Neptune House
                  Marina Bay
                  Gibralter

            (c) Mr. Zwirn is a Director and the Chairman of the Board of Swiss Holdings and UGL. Mr. Zwirn is also a Director of Panama Holdings.

            (d) During the past five (5) years, Mr. Zwirn has not been convicted in any criminal proceeding.

            (e) During the past five (5) years, Mr. Zwirn has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Citizenship: Mr. Zwirn is a citizen of Belgium.

        2. (a) Name:  Pierre-Alain Blum

            (b) Business Address:

              IKF Holding S.A.
              6, Rue Duble
              2000 Neuchatel
              Switzerland

            (c) Mr. Blum is a Director and the Vice-Chairman of the Board of Swiss Holdings. Mr. Blum is a self-employed consultant in business management.

            (d) During the past five (5) years, Mr. Blum has not been convicted in any criminal proceeding.

            (e) During the past five (5) years, Mr. Blum has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Citizenship: Mr. Blum is a citizen of Switzerland.


      3.   (a) Name:  Eleonora Gherardi

            (b) Business Address:

                  c/o Unilabs Group Limited
                  207-208 Neptune House
                  Marina Bay
                  Gibralter

            (c) Ms. Gherardi is a Director of Swiss Holdings. Ms. Gherardi is a self-employed consultant in business management.

            (d) During the past five (5) years, Ms. Gherardi has not been convicted in any criminal proceeding.

            (e) During the past five (5) years, Ms. Gherardi has not been a party to any civil proceed ing of a judicial or administrative body of competent jurisdiction and as a result of such proceed ing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Citizenship: Ms. Gherardi is a citizen of Switzerland.


        4. (a) Name:  Bruno Adam

            (b) Business Address:

                  c/o Unilabs Group Limited
                  207-208 Neptune House
                  Marina Bay
                  Gibralter

            (c) Mr. Adam is General Manager of Swiss Holdings and he is also a Director of Panama Holdings.

            (d) During the past five (5) years, Mr. Adam has not been convicted in any criminal proceeding.

          (e) During the past five (5) years, Mr. Adam has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Mr. Adam is a citizen of France.


Item 3.   Source and Amount of Funds or Other Consideration.

           Pursuant to a private transaction, UGL, theretofore a wholly-owned subsidiary of the Issuer, issued 3,156,700 new UGL Shares in exchange for the same number of shares of Common Stock of the Registrant. The newly-issued UGL Shares were issued on April 24, 1998 to Panama Holdings and its affiliates and certain European institutional investors. Of the 3,156,700 UGL Shares issued, 2,268,522 were issued to Panama Holdings.

Item 4.   Purpose of Transaction.

         Panama Holdings and its affiliates and certain European institutional investors transferred their shares of the Issuer for the same number of UGL Shares because they preferred holding their investments through a British Virgin Islands entity (such as UGL) rather than a Delaware corporation (such as the Issuer). While the undersigned reporting persons have not solicited nor made any offer for additional transfers, they at present do not intend to oppose any effort by other shareholders of the Issuer to transfer their shares in consideration for UGL Shares on the same one-for-one basis.

         UGL also plans to investigate the quoting or listing of the UGL Shares on various markets. Depending upon the progress with respect to such markets, there could be further developments and transactions involving UGL and the Issuer.

         UGL continues to own approximately 54% of Unilabs SA (which owns and operates the diagnostic laboratory business of the Issuer) and two million shares of Preferred Stock (par value $10 per share) of Global Unilabs Clinical Trials Limited, the company that was spun off to the shareholders of the Issuer in February 1998.

         Panama Holdings was the largest shareholder of the Issuer prior to the above-described transactions and it now holds 40.1% of UGL, which in turn is now the majority shareholder of the Issuer.

Item 5.   Interest in Securities of the Issuer.

(a)      Person Named                  Number of Issuer     Percentage of Issuer
           In Section 2                    Shares                  Shares

         Unilabs Group
         Limited (UGL)                    3,917,571                  51.4%

         Unilabs Holdings SA
         (Panama Holdings)                1,570,945 n.1              20.6%

         Unilabs Holdings SA
         (Swiss Holdings)                 1,570,945 n.2              20.6%

         Directors and Executive
         Officers as a Group              6,092,642 n.3              73.0%

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Note 1. Indirectly held through UGL.

Note 2. Indirectly held through Panama Holdings.

Note 3. Of the Directors and Executive Officers as a group, Edgard Zwirn may be deemed to be the beneficial owner of 3,917,571 shares by virtue of his positions as Chairman of the Board of UGL and Swiss Holdings and as a Director of Panama Holdings. Mr. Zwirn disclaims beneficial ownership of such shares except for his proportionate ownership (22.3%) of Swiss Holdings or 350,321 shares. Further, he is deemed to beneficially own 580,000 shares by virtue of his position of director in other companies which own such shares; Mr. Zwirn disclaims beneficial ownership of all such shares. He directly owns 136,287 shares of the Common Stock of the Issuer. Mr. Zwirn has the right to acquire an additional 50,000 shares of Common Stock pursuant to an option granted by the Issuer on August 17, 1995 and exercisable in February 1997, 112,821 shares of Common Stock pursuant to an option granted by the Company on July 9, 1996 and exercisable in January 1998, and 112,821 shares of Common Stock pursuant to an option granted by the Company on August 22, 1997 and exercisable in February 1999. Enrico
Gherardi, a Director, is deemed to beneficially own 249,875 shares of the Issuer's Common Stock. Mr. Enrico Gherardi has the right to acquire 50,000 shares pursuant to an option granted by the Issuer on August 17, 1995 and exercisable in February 1997, 112,821 shares of common stock pursuant to an option granted by the Issuer on July 9, 1996 and exercisable in January 1998, and 112,821 shares of common stock pursuant to an option granted by the Issuer on August 22, 1997 and exercisable in February 1999. On August 17, 1995, the Issuer granted options to its other executive officers totaling 27,500 shares of Common Stock of the Issuer exercisable in February of 1997. On July 9, 1996, the Issuer granted options to its other executive officers totaling 70,000 shares exercisable in January of 1998. On August 22, 1997, the Issuer granted options to its other executive officers totaling 70,000 shares exercisable in February of 1999. Alessandra van Gemerden, a Director, is deemed to beneficially own 490,125 shares; however, Ms. van Gemerden disclaims beneficial ownership of such shares except for 90,125 thereof.

                  (b) UGL has the sole power to vote and dispose of the 3,917,571 shares of the Issuer listed in (a) above. The other persons listed above do not have any power, sole or shared, to vote or dispose of such shares held by UGL, except the directors of UGL as a group have the shared power to direct the vote and disposition of the 3,917,571 shares listed above.

                  (c) On April 24, 1998, UGL issued 3,156,700 new UGL Shares in exchange for the same number of shares of the Issuer. Of such UGL Shares, 2,268,522 were issued to Panama Holdings and the remaining UGL Shares were issued to its affiliates and certain European institutional investors.

                  (d) Not applicable

                  (e) Not applicable


Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

                  Not applicable


Item 7.   Material to be Filed as Exhibits

                  Not applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         UNILABS GROUP LIMITED
                                         (a British Virgin Islands corporation)

                                          By:/s/EDGARD ZWIRN
                                             ---------------------------------
                                             Name:Edgard Zwirn
                                             Title:Chairman

                                          UNILABS HOLDINGS SA
                                          (a Panama corporation)

                                          By:/s/BRUNO ADAM
                                             ---------------------------------
                                             Name:Bruno Adam
                                             Title:Director

                                          UNILABS HOLDINGS SA
                                          (a Switzerland corporation)

                                          By:/s/EDGARD ZWIRN
                                             --------------------------------
                                              Name:Edgard Zwirn
                                              Title:Chairman

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).